EXHIBIT 12

2007 Annual Report

Pacific North West Capital Corp.

Toronto Stock Exchange: PFN
OTCBB: PAWEF
Frankfurt: P7J

An industry leader
in platinum group metals
& nickel exploration

www.pfncapital.com

Platinum Division
Nickel Division

Alaskan Reconniassance Program
Goodnews Bay
NWT Nickel Project
Nickel Plats
Saskatchewan
xstrata
nickel
Labrador Nickel Project
West Timmins
nickel project
SOQUEM Alliance with PFN
SOQUEM
Nickelmuir
River Valley PGM
project

"Our investment in Pacific North West will give Stillwater an ownership interest in one of North America's foremost platinum group metal exploration companies."

Francis R. McAllister, Chairman and CEO
Stillwater Mining Company
November 17, 2006

- Fully funded and aggressively exploring and acquiring new Platinum Group Metal & Nickel projects
- Major partners have committed $26 million to date on our existing projects
- Joint Ventures with some of the world biggest mining companies
- Stillwater Mining Company selected PFN as a strategic partner for new PGM deposits in North America

Corporate Highlights

I. PLATINUM DIVISION

Goodnews Bay Platinum Project & Reconnaissance Program, Alaska

- Stillwater has selected PFN as a strategic partner in the search for new PGM deposits in North America
- PFN and Stillwater Mining Company have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project
  - Stillwater must spend $4 million to earn 50% by December 31, 2010
- On November 17, 2006 Stillwater acquired 11% of Pacific North West Capital
- Stillwater entered into a second agreement in July 9, 2007 where it will expend $500,000 in 2007 to fund an Alaskan PGM reconnaissance program in order to identify potential PGM projects for further exploration
- Upon Stillwater expending $4 million on any individual exploration project, the project will advance under a 50/50 joint venture with Stillwater having the further option to increase its interest to 65% by incurring an additional $8 million of exploration and feasibility study expenditures and arranging production financing

River Valley PGM Project, Ontario

- Joint ventured through to production with Anglo American Platinum Corporation
- Over 550 holes have been drilled totalling over 100,000 metres
- Focusing on developing new areas of mineralization within the intrusive
- Over $20 million committed to date
- 2007 / 2008 budget has been submitted

SOQUEM & Québec

- Signed a Cooperation Agreement with SOQUEM in order to conduct research on platinum properties in the province of Québec
- First new PGM project identified
- Summer / Fall 2007 exploration program in process

II. NICKEL DIVISION

West-Timmins Nickel Project, Ontario

- West-Timmins Nickel Project is immediately adjacent to Xstrata's Montcalm Mine
- Initial drill program doubled
- Evaluate deep conductive targets, identified from a Pulse EM survey, with coincident magnetic signatures similar to those identified over the Montcalm Mine mineralization
- The Project was obtained via an Option/Joint Venture with Xstrata Nickel whereby PFN may earn a 100% interest by spending $4 million over a four-year period

Nickel Platts, Saskatchewan

- Acquisition of historical Nickel Deposit
- The Nickel Platts Project is approximately 50 km north of LaRonge, Saskatchewan
- Objective is to bring the initial resource to a 43-101 compliant status, expand our resource and continue to acquire new projects in Saskatchewan

Northwest Territories Nickel Project

- Concluding the acquisition of several new nickel projects in and around GGL Diamond Corp. (GGL.TSX.V) nickel properties in the Northwest Territories
- The Geological Survey of Canada recently completed a mapping project which identified an extensive belt of rocks reported to have the potential for hosting significant nickel mineralization
- Finalizing budget and plan for the 2007 exploration program which may include airborne magnetic and EM surveys to outline and define potential target areas

Nickelmuir, Timmins, Ontario

- Expand Project base in the Timmins Mining District
- Project covers a number of mapped cumulate-textured ultramafic rocks (dunite to melagabbros) along with Ni-Cu-PGM occurrences
- Grab samples of up to 0.94% Ni, 0.10% Cu, 0.27gpt Pt, and 0.20gpt Pd
- 2007 exploration program will consist of geophysical ground proofing in preparation for drilling

Newfoundland and Labrador

- Finalizing a series of 100% owned Nickel projects
- First adjacent to Benton's King Lake Project
- Management is negotiating and acquiring several new Nickel projects in Labrador
- Labrador and Newfoundland have potential for discovery of new world class deposits similar to CVRD's Inco Limited's Voisey's Bay nickel-copper deposit

Acquisition program

- Ongoing major acquisition program, focusing on Platinum Group metals and Base Metals in Alaska, Ontario, Quebec, Saskatchewan, NWT and Labrador
- Committed to developing new and existing projects by way of funding and/or joint venture agreements and creating strategic alliances with major PGM and Base Metal companies
- Committing $5 million in exploration and acquisition from July 2007 to July 2008

1

President's Letter 2007

To Our Shareholders

Harry Barr
President & CEO

I am pleased to provide you, our shareholders with an update of Pacific North West Capital's (PFN) activities over the past year and review of our objectives for 2007/08 and beyond. Our Management team continues to demonstrate their commitment to our on going aggressive search for new projects that meet your company's criteria, while remaining dedicated to further developing our existing projects. I am pleased to inform you that, Pacific North West Capital is in its most aggressive acquisition phase of the company's history and is committed to exploring and developing all of its projects via self-funding and as soon as it is feasible, negotiate Option / Joint Venture agreements with major mining companies to further develop our projects.

Our objective is to continue to create value for our shareholders and maintain our position as one of North Americas leading Platinum Group Metals (PGM) explorers and project generators. In addition, we will continue utilizing our experienced technical teams as operator for the majority of our projects. As soon as it is practical, our goals are to Option / Joint Venture our projects with major mining companies under contracts that allow them to be developed from grassroots through to feasibility then on to production. To that end, Pacific North West Capital's current Option/Joint Ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and SOQUEM. Furthermore, Pacific North West Capital and its joint venture partners will commit a minimum of $5 million toward its acquisition and exploration projects from July 2007 to July 2008.

2006 Demand/Usage
PALLADIUM
PLATINUM

Exploration expenditures are expected to be significantly higher once all of our new acquisitions are in place and their corresponding budgets have been finalized. In late 2004, we expanded our focus outside Platinum Group Metals, by creating our Nickel Division, therefore, capitalizing on strong market fundamentals and our in-house expertise in base metals exploration.

On behalf of the board, I would like to take the opportunity to thank the Management of Anglo American Platinum Corporation Limited (Anglo Platinum) for their financial and technical commitments to our River Valley PGM Project. I would also like to thank Stillwater Mining Company for their "strategic investments" in PFN, as well as their commitment to the Goodnews Bay Project (GNBP) and the Reconnaissance Contract in Alaska. I also wish to thank Xstrata Nickel for their technical contribution to our West Timmins Nickel project. In Québec, I would like to thank our exploration partners from SOQUEM, who have a management and exploration team that we are honoured to work with.

A summery of our Company's key accomplishments follows:

PLATINUM DIVISION

Your company was one of the first junior exploration companies in North America to appreciate the steadily increasing world demand and accompanying limited supply of Platinum Group Metals (PGM). As a result we have been able to assemble over the past few years a strong portfolio of PGM properties, which have attracted international attention. New acquisitions are in progress and will be announced over the next three to four months.

Anglo Platinum / PFN - River Valley Project, Sudbury, Ontario

PFN is the operator of the project and is exploring the River Valley Project with its joint venture partner Anglo American Platinum Corporation Limited (Anglo Platinum): the world's leading primary producer of platinum group metals (PGMs). Anglo Platinum has committed over $20 million to the River Valley project to date and currently holds a 50% interest in the Project. They may increase their interest to 60% by completing a feasibility study and a 65% interest by funding the project to production.

Three 43-101 Resource Calculations have been completed to date, totalling a measured and indicated resource at 30.5 million tonnes containing 953,900 ozs of palladium (0.97 g/t), 329,500 ozs of platinum (0.34 g/t) and 59,500 ozs of gold (0.061 g/t).
NOTE: measured resource is 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t) and an indicated resources of 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t), 212,800 ounces of platinum (0.30 g/t) and 39,000 ounces of gold (0.06 g/t) with an additional inferred resource of 2.39 million tonnes containing 67,000 ounces of palladium (0.87 g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd). The River Valley intrusive is still open in all directions at depth. New PGM zones have been identified south west of the indicated resources. These new discoveries appear to be separate from our River Valley intrusive. Going forward, new exploration will be focused in these new zones to evaluate their potential.

Over the past year, we are pleased to report to you, that we have completed the 9a $1.1 million dollar field program on two newly discovered PGM zones outside the main contact area, where the resources to date have been found. The objective of this program was to extend the newly discovered PGM mineralized horizons and better understand the structural controls of the mineralization. Management recently presented Anglo Platinum with the 2007/2008 work program and budget. Continuing strong upward trends in platinum prices and new signs of increasing palladium prices coming from increasing demand from the consumer and industrial markets, Management remains encouraged that efforts will continue to evaluate the long term potential of the River Valley PGM Project.

2

Huronian
Archean
Current Resource Calculation:
30.5 Million tonnes containing
953,900 ounces Palladium (0.97 g/t)
329,500 ounces of Platinum (0.34 g/t),
and 59,500 ounces of Gold (0.061 g/t)
New Zones
0 3000m

Key highlights of our River Valley PGM Project:

- 100% financed by worlds largest PGM producer
- New zones of PGM mineralization discovered in previous program away from the main contact
- 2007/8 work program proposed to test new targets
- Proposed follow up drill program
- Over 550 holes have been drilled totalling over 100,000 metres
- Three 43-101 Resource Calculations
- Over $20 million spent to date by Anglo Platinum
- Platinum / Palladium prices increasing significantly

Strategic Shareholder Stillwater Mining

Stillwater Mining Company (NYSE: SWC) the largest producer of PGM's in North America, and the only primary producer of palladium in the Western Hemisphere has participated in three equity financings and currently owns approximately 10% of our Company. Stillwater has selected your Company as a strategic partner in the search for new PGM deposits in North America. On November 17, 2006, Mr. Francis McAllister, Chairman & CEO of Stillwater Mining Company stated: *"Our investment in Pacific North West Capital Corp. will allow our company to participate in the growth of one of North America's foremost PGM exploration companies."*

In addition to its equity financings, Stillwater has also entered into two Option / Joint Venture agreements to further develop pre-selected Alaskan PGM projects.

Stillwater / PFN Alaksan Agreements

On February 26, 2007 Management was pleased to announce that your Company had entered into a non-binding Letter Agreement with Stillwater Mining Company pertaining to ongoing exploration of the Goodnews Bay Platinum Project ("GBPP"), Alaska. A second agreement provides for Stillwater to fund reconnaissance on other pre-selected Alaskan PFN exploration projects.

Stillwater / PFN - Goodnews Bay Platinum Project, Alaska

Goodnews Bay
Gulf of Alaska

In April 12, 2006 Pacific North West Capital acquired a 100% working interest in a long- term lode exploration and mining lease with Calista Corporation, on the Goodnews Bay Platinum Project. Calista Corporation is the second largest of the thirteen regional Alaskan Native Corporations formed in 1971 under the Alaskan native Claims Settlement Act. Calista's land entitlements exceed 6.5 million acres in Southwest Alaska and contain some of the most mineral rich deposits in Alaska. The Goodnews Bay PGM Project encompasses an ultramafic platinum complex located on the southwest coast of Alaska, approximately 550 air miles south-southwest of Anchorage. It is located near year round ice free tidewater and is road accessible from the village of Platinum, which has a public airstrip. Previous placer operations in the streams draining the Goodnews Bay Project area have produced over 600,000 troy ozs of platinum and are believed to be originated from the deeply eroded Red Mountain massif. The potential to find additional lode platinum in the geological units on Susie Mountain remains untested. Results from the 2006 field exploration programs provided significant encouragement with anomalous platinum values in the basal soil layer on the southwest flank of Susie Mountain. Therefore, based on these results as well as synthesis of previous work at Goodnews Bay, a series of soil, rock and pan concentrate sampling programs followed by surface trenching and diamond core drilling have been recommended for 2007 to Stillwater.

Under the terms of the Letter Agreement, Stillwater Mining will spend $4 million to earn a 50% interest of the GNBP with option to increase interest to 60% by incurring an additional $8 million in exploration expenditures with an additional two-year period or by completing a feasibility Study. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Project into commercial production within an additional three years.

Stillwater / PFN - Reconnaissance Program

On July 9, 2007, PFN announced a reconnaissance exploration agreement. Under the terms the agreement, Stillwater will expend a minimum of $500,000 in 2007 to fund an Alaskan PGM reconnaissance program in order to identify potential PGM projects for further exploration. Stillwater may elect to further participate in any of the projects identified by the 2007 reconnaissance program by providing sole funding for each continued exploration project. Upon Stillwater expending $4 million on any individual exploration project, the project will advance under a 50/50 Joint Venture with Stillwater having the further option to increase its interest to 65% by incurring an additional $8 million of exploration and feasibility study expenditures and arranging production financing. PFN shall act as the project operator.

SOQUEM – Pacific North West Capital PGMs Québec

In June 2006, PFN signed a Cooperation Agreement with SOQUEM Inc.: a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to further the mining industry in Québec. SOQUEM is credited in our industry as having discovered six mines in Québec of which three remain in production today and thus have an extremely competent technical team and one of the best mineral exploration databases in Québec. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying and acquiring viable PGM properties for further exploration. One of the highlights of our 2006 program was the discovery and acquisition of the Taureau Project. The program identified a target returning two grab samples with PGM mineralization (averaging 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62% Cu, and 0.35% Ni). On April 2, 2007, PFN and SOQUEM announced a Phase II budget of $460,000 to advance work on the Taureau Project and continue reconnaissance evaluation of the areas of mutual interest in Québec for PGM mineralization. In addition, the funding will be used for additional acquisition and new staking of projects once mineralization is located. As new properties are defined new joint ventures will be formed with individual budgets and exploration programs to evaluate the targets. The summer exploration program has begun.

3

Newfoundland and Labrador

As part of its ongoing Nickel acquisition program, PFN is finalizing a series of new Nickel acquisitions in Newfoundland and Labrador. Management believes that the province of Labrador and Newfoundland have untapped mineral potential and is currently under explored. Utilizing new mining exploration technologies which have been enhanced significantly in the last 10 years, Labrador has potential for the discovery of new world class deposits similar to CVRD's Inco Limited's Voisey's Bay nickel-copper deposit. Further announcements on new acquisitions and exploration plans in Newfoundland and Labrador will be forthcoming.

Northwest Territories Nickel Project

The Geological Survey of Canada recently completed a mapping project which identified an extensive belt of rocks reported to have the potential for hosting significant nickel mineralization. Earlier this spring, PFN began the acquisition of several new nickel projects in and around GGL Diamond Corp. (GGL:TSX.V) nickel properties in the Northwest Territories.

Upon completion of the acquisition program, PFN's technical team will finalize its budget and plan for the 2007/08 exploration program which may include airborne magnetic and EM surveys to outline and define potential target areas for nickel mineralization. The EM surveys will be followed up by ground proofing with the objective of defining drill targets. Further announcements will be forthcoming regarding the development of PFN's new acquisitions in the Winter Lake Supracrustal Belt, Northwest Territories.

Pacific North West Capital's Ongoing Aggressive Acquisition Program

Today, Pacific North West Capital Corp is expanding its project portfolio by acquiring new projects in Alaska, Ontario, Québec, Saskatchewan, NWT, and Labrador in order to expand its PGM and Nickel portfolio.

Our aggressive acquisition program will continue in order to position the Company and its shareholders for what it believes will be the largest expansion in PGM and Nickel exploration since the 1990s. Pacific North West Capital Corp. presently has approximately $12 million in working capital and securities and we remain committed towards developing our new and existing projects by way of self-funding or option/joint venture agreements with major PGM and Base Metal companies.

Investments

Working with long term consultants and two experienced professional investment brokers, Management plans to leverage their combined experience to invest in securities in the mining industry. PFN's plan is to invest up to $3 million of our unallocatedcapital in stages of $1 million tranches. The Company's GIC returns average 4% and management believes that by placing some of these funds in equity investments it can obtain a better return. Accordingly, Management will seek shareholders approval to allow it to make investments in other public as well as private companies with up to 20% of the Company's capital to a maximum of $3 million dollars.

Due to the extreme shortages of personnel and equipment in the mining industry, Management is reviewing several business opportunities that would add shareholder value and assist our industry to meet its growing demands and deadlines. Our investment criteria will be to invest in public and in special circumstances private companies who are planning to go public and who are focused on exploration, development and production in the mining industry. In addition, under certain circumstances we will also invest in service companies related to the mining industry.

The investments will be in companies who:

- Have a proven management team
- Are clearly undervalued
- The investments have key assets in the mining industry
- Investments are in service industry related to the mining industry

As we begin to develop and market our new projects, we believe Pacific North West Capital will have or will be able to obtain sufficient working capital to fund these newly acquired projects. For further information on our Company, please visit our website at www.pfncapital.com or email us at info@pfncapital.com.

We look forward to updating you on 2007/2008 exploration and acquisition developments. On behalf of the Board of Directors, and your Companies Management, I wish to thank you, our shareholders for your continual support.

Yours truly,

Harry Barr
President & CEO

5

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management's assessment of the results and financial condition of Pacific North West Capital Corp. (the "Company" or "PFN") for the year ended April 30, 2007 and should be read in conjunction with the financial statements for the year ended April 30, 2007 and related notes. The date of this Management's discussion and analysis is July 6, 2007. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp. is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years. The information set forth below was extracted from and should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30 (audited)		
	2007	2006	2005
Total Revenues	$ 196,510	$ 264,895	$ 468,730
General and administrative expenses	1,548,266	1,365,123	1,880,425
Mineral property cash costs incurred	834,473	2,317,567	3,121,092
Mineral property cash costs recovered	-	(1,233,212)	(2,180,484)
Income (loss) before other items			
– In total	(1,548,266)	(1,365,123)	(1,880,425)
– Basic and diluted loss per share	(0.04)	(0.04)	(0.06)
Net income (loss) from continuing operations			
– In total	(1,230,764)	(1,344,822)	(1,894,297)
– Basic and diluted loss per share	(0.03)	(0.04)	(0.06)
Totals Assets	7,315,871	5,681,742	6,070,616
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	For the Quarters Ended (unaudited)							
	April 30 2007	Jan. 31 2007	Oct. 31 2006	July 31 2006	April 30 2006	Jan. 31 2006	Oct. 31 2005	July 31 2005
Total revenues	$98,146	$34,548	$28,880	$34,936	$69,122	$64,088	$82,239	$49,446
Net loss	268,314	276,219	314,114	372,117	448,228	370,747	210,839	315,008
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	7,315,871	7,742,476	5,026,511	5,309,172	5,681,742	6,339,675	6,509,615	6,688,929

Results of operations

The year ended April 30, 2007 resulted in a net loss of $1,230,764 which compares with a loss of $1,344,822 for the same period in 2006. The loss for 2007 has been reduced by $302,986 (2006 - $387,649) by the tax benefit associated with the renounciation of flow-through shares. General and administrative expenses for the year ended April 30, 2007 were $1,548,266 an increase of $183,143 over the same period in 2006. An aggregate stock-based compensation of $103,394 was recorded as compared to $204,879 in the previous year. Stock-based compensation is broken down on the income statement according to the applicable expense category. Interest and bank charges decreased by $28,508 as during the previous year the Company settled a dispute with the Canada Revenue Agency over the treatment of flow-through expenditures. Mineral property costs of $84,668 were written off as the New Zealand project was sold and a further $82,515 of general exploration costs were written off. All other general and administrative costs were relatively the same compared to the previous year. A foreign exchange gain of $5,089 was reported as compared to a loss of $167,069 for the previous year when the Company had approximately $1,000,000 in US funds for which the exchange rate was detrimental during the previous year. Project management fees of $49,209 were earned during the year as compared to $140,474 in the previous year. This decrease in management fees was the result of reduced activity on the River Valley Joint Venture. Interest income was $147,301, an increase of $31,730 over the same period in 2006 as the interest rate on deposits increased and the Company had more funds on deposit.

6

MANAGEMENT DISCUSSION & ANALYSIS continued

During the year ended April 30, 2007, the Company incurred mineral property cash costs of $834,473. A exploration program on the mineral property option agreement with Xstrata in the Timmins area of Ontario cost $184,505 for cumulative expenditures of $1,805,966. A further $137,516 was incurred with Soquem on the Quebec properties. $151,124 was incurred on the Good News Bay Alaskan project and $132,046 was incurred on the Tonsina, Alaskan project.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $459,587 for the period ended April 30, 2007, an increase of $264,950 over the same period in 2006 as the Company increased public awareness of its projects in Europe and the United States.

Three months ending April 30, 2007

The quarter ended April 30, 2007 resulted in a loss from operations of $268,314 which was lower than the loss of $448,228 incurred in the comparative quarter. Most of the decrease can be attributed to a reduction of stock-based compensation costs incurred. All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD & A.

No financing activities were completed during the quarter.

Liquidity and capital resources

At April 30, 2007, the Company's working capital, defined as current assets less current liabilities, was $4,298,776 compared with working capital of $3,474,322 at April 30, 2006. Flow-through funds of $730,872 must be spent before Dec. 31, 2007 on qualified Canadian mineral exploration, and are included in working capital.

During the year, the Company issued 6,572,104 shares for gross proceeds of $3,000,000 of which 1,889,362 were issued as flow-through shares in the amount of $888,000. 61,508 shares valued at $28,909 were issued as a finder's fee in relation to the flow-through private placement. A further 50,000 performance shares for proceeds of $500 with a fair value of $16,500 were issued. 45,600 warrants were exercised for proceeds of $13,680 and 154,538 shares were issued for mineral properties at a value of $8,000.

The Company has a portfolio of investments with a book value of $115,772 and a market value of $592,841 as of April 30, 2007. The main investments consist of 485,688 shares of Freegold Ventures Limited and 196,600 shares of CanAlaska Uranium Ltd. which both have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 41,996,202 shares at April 30, 2007.

Contractual commitments

The Company is committed under an operating lease with a Company for its office premises with the following minimum lease payments to the expiration of the lease on 30 November 2011.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in note 4 of the April 30, 2007 financial statements.

Year ended April 30,	2008	2009	2010	2011	Thereafter
Management agreement	94,546	99,273	104,233	$62,538	-
Office lease	$42,379	42,379	42,379	24,721	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the Company's significant accounting policies is included in note 1 to the financial statements for the year ended April 30, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies. Refer to note 11k for new accounting pronouncements.

Auditors

The Company's auditors for the year ended April 30, 2006, Staley, Okada & Partners, have entered into a transaction with PricewaterhouseCoopers LLP during the past fiscal year. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company's auditors for the year ended April 30, 2007.

7

MANAGEMENT DISCUSSION & ANALYSIS continued

Internal Controls and Procedures
Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company's generally accepted accounting principles. As at the end of the period covered by this management's discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended April 30, 2007. Management has determined that certain weaknesses existed in the design of its internal control which is mitigated by senior management monitoring. Management continues to review and refine its internal controls and procedures.

Risks and Uncertainties
The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company's activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's generative exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company's properties.

Outlook
Pacific North West Capital Corp currently has one joint venture agreement in which Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company's River Valley project by carrying all costs and making exploration expenditures. The Company and Stillwater Mining Company ("Stillwater") entered into an option agreement to spend US$ 4,000,000 by December 31, 2010 to earn 50% of the Goodnews Bay, Alaska property. Subsequent to year-end, the Company entered into an option agreement with Stillwater to spend US$500,000 on a reconnaissance project in Alaska. In the event Stillwater elects to continues participating in one or more projects, they will automatically be able to enter into one or more agreements identical to the Goodnews Bay agreement. The Company ended April 30, 2007 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval
The Board of Directors of Pacific North West Capital Corp. has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

9

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgment. Management maintains an appropriate system of internal control to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

Harry Barr
Chief Executive Officer
and Director

Gord Steblin
Chief Financial Officer

10

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 30 April
Canadian Funds

ASSETS	2007	2006
Current
Cash and cash equivalents	$4,144,031	$3,232,206
Accounts receivable	33,146	22,789
Due from River Valley Joint Venture (Note 4b)	101,165	104,734
Portfolio investments (Note 3)	115,772	115,772
Prepaid expenses, advances and deposits	44,103	63,716
	4,438,217	3,539,217
Mineral Property Costs - Schedule (Note 4)	2,795,717	2,072,383
Equipment (Note 5)	81,937	70,142
	$7,315,871	$5,681,742

LIABILITIES
Current
Accounts payable and accrued liabilities	$139,441	$63,657
Cash call payable	-	1,238
	139,441	64,895
Commitments (Note 4 & 10)
Subsequent events (Note 4i /7a)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
41,996,202 (2006 - 35,112,452) common shares	16,906,926	14,227,882
Contributed Surplus	1,267,228	1,155,925
Deficit - Statement 2	(10,997,724)	(9,766,960)
	7,176,430	5,616,847
	$7,315,871	$5,681,742

ON BEHALF OF THE BOARD:

“Harry Barr”	,	Director
“Bernard Barlin”	,	Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance – 30 April 2004	31,551,004	13,228,572	374,725	(6,527,841)	7,075,456
Issuance of shares for:
- Properties	110,000	67,800	-	-	67,800
- Exercise of options	18,000	8,720	-	-	8,720
- Exercise of warrants	38,400	19,200	-	-	19,200
- Performance shares	100,000	51,500	-	-	51,500
Share issuance costs	-	(205)	-	-	(205)
Stock-based compensation costs	-	-	582,434	-	582,434
Stock options exercised – transferred to share capital	-	6,113	(6,113)	-	-
Performance shares allotted	-	-	24,000	-	24,000
Loss for the year	-	-	-	(1,894,297)	(1,894,297)
Balance – 30 April 2005	31,817,404	13,381,700	975,046	(8,422,138)	5,934,608
Issuance of shares for:
- Private placements	2,956,000	1,136,800	-	-	1,136,800
- Properties	139,048	113,800	-	-	113,800
- Performance shares	200,000	72,250	-	-	72,250
Share issuance costs	-	(89,019)	-	-	(89,019)
Stock-based compensation costs (Note 7e)	-	-	204,879	-	204,879
Future income tax on flow-through (Note 8 c)	-	(387,649)	-	-	(387,649)
Performance shares allotted	-	-	(24,000)	-	(24,000)
Loss for the year	-	-	-	(1,344,822)	(1,344,822)
Balance – 30 April 2006	35,112,452	$14,227,882	$1,155,925	$(9,766,960)	$5,616,847
Issuance of shares for:
- Private placements	6,572,104	3,000,000	-	-	3,000,000
- Properties	154,538	8,000	-	-	8,000
- Exercise of warrants	45,600	13,680	-	-	13,680
- Performance shares	50,000	17,000	-	-	17,000
- Finder’s fees	61,508	28,909	-	-	28,909
Share issuance costs	-	(85,559)	-	-	(85,559)
Fair value assigned to warrants (Note 7 f)	-	-	7,909	-	7,909
Stock-based compensation costs (Note 7 e)	-	-	103,394	-	103,394
Future income tax on flow-through (Note 8 c)	-	(302,986)	-	-	(302,986)
Loss for the year	-	-	-	(1,230,764)	(1,230,764)
Balance – 30 April 2007	41,996,202	$16,906,926	$1,267,228	$(10,997,724)	$7,176,430

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Years Ended 30 April
	2007	2006	2005
General and Administrative Expenses
Consulting fees	$228,572	$239,645	$344,139
Consulting fees – Stock compensation (Note 7e)	43,276	98,604	235,771
Investor and shareholder relations	459,587	194,637	240,438
Investor and shareholder relations – Stock compensation (Note 7e)	37,305	38,403	153,313
Travel, lodging and food	160,791	91,390	130,534
Management fees	94,052	92,026	101,240
Director fees	19,000	16,000	4,500
Director fees – Stock compensation (Note 7e)	22,610	49,550	152,260
Salaries and benefits	127,172	153,964	100,936
Salaries and benefits – Stock compensation (Note 7e)	203	18,322	41,090
Accounting and audit	67,037	78,133	82,994
Office	55,780	80,643	78,622
Transfer agent and regulatory fees	53,683	59,330	62,683
Rent	52,200	59,246	59,839
Telephone and utilities	29,695	29,688	25,852
Legal	16,068	21,957	25,171
Vehicle lease	13,021	12,904	20,242
Amortization	18,685	18,623	18,031
Insurance, licenses and fees	49,529	12,058	2,770

Loss Before the Undernoted	(1,548,266)	(1,365,123)	(1,880,425)

Mineral property costs written off	(167,183)	(416,766)	(270,083)
Portfolio investments written down	-	-	(66,332)
Foreign exchange, net	5,089	(167,069)	(130,514)
Loss on sale of equipment	-	-	(2,280)
Gain on sale of portfolio investments	-	8,850	38,978
Interest and other income	147,301	115,571	112,423
Project management fees	49,209	140,474	317,329
Interest and bank charges	(19,900)	(48,408)	(13,393)

Loss Before Income Taxes	(1,533,750)	(1,732,471)	(1,894,297)

Future tax recovery (Note 8 c)	302,986	387,649	-

Loss for the Year	$(1,230,764)	$(1,344,822)	$(1,894,297)

Loss per Share – Basic and Diluted	$(0.03)	$(0.04)	$(0.06)

Weighted Average Number of Shares Outstanding	37,743,307	34,553,930	31,733,575

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Years Ended 30 April
Cash Resources Provided By (Used In)	2007	2006	2005
Operating Activities
Loss for the year	$(1,230,764)	$(1,344,822)	$(1,894,297)
Items not affecting cash
Mineral property costs written off	167,183	416,766	270,083
Stock-based compensation costs	103,394	204,879	582,434
Portfolio investments written down	-	-	66,332
Loss on sale of equipment	-	-	2,280
Amortization	18,685	18,623	18,031
Gain on sale of investments	-	(8,850)	(38,978)
Consulting fees – performance shares issued/allotted	16,500	46,250	74,500
Future income tax recovery on flow-through shares (Note 8c)	(302,986)	(387,649)	-
	(1,227,988)	(1,054,803)	(919,615)
Changes in non-cash working capital
Accounts receivable	(10,357)	30,802	(21,402)
Due from River Valley Joint Venture	3,569	(78,674)	(13,175)
Prepaid expenses and deposits	19,613	(63,716)	-
Accounts payable and accrued liabilities	27,741	1,770	(64,356)
Due to directors	-	(4,500)	4,500
	40,566	(114,318)	(94,433)
	(1,187,422)	(1,169,121)	(1,014,048)
Investing Activities
Lonmin PLC advances received	-	1,210,183	1,809,991
Kaymin Resources Limited advances received	-	23,029	370,493
Sale of investments	-	14,550	74,960
Purchase of equipment	(30,480)	(8,530)	(32,802)
Sale of equipment	-	-	3,300
Purchase of portfolio investments	-	(20,117)	(79,114)
Cash call payable	(1,238)	(23,029)	5,509
Mineral property costs	(834,473)	(2,317,567)	(3,121,092)
	(866,191)	(1,121,481)	(968,755)
Financing Activities
Share capital issued, net of issuance costs	2,965,438	1,049,781	28,715

Net Increase (Decrease) in Cash	911,825	(1,240,821)	(1,954,088)
Cash and cash equivalents position - Beginning of year	3,232,206	4,473,027	6,427,115
Cash and cash equivalents position - End of year	$4,144,031	$3,232,206	$4,473,027

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Exploration expenditures included in accounts payable	$48,044	$25,921	$71,275
Consulting fees – performance shares issued/allotted	$16,500	$46,250	$74,500
Shares issued for mineral properties	$8,000	$113,800	$67,800

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2007
	Acquisition Costs	Exploration Costs	Total	2006 Total
Ontario Properties:
River Valley
Engineering and geological consulting	$-	$-	$-	$-

West Timmins Nickel
Staking	-	-	-	24,605
Drilling	-	28,779	28,779	269,492
Geophysical	-	116,186	116,186	229,407
Field expenses	-	12,539	12,539	144,010
Assays and geochemical	-	-	-	48,828
Engineering and geological consulting	-	27,001	27,001	248,016
	-	184,505	184,505	964,358
South Renfrew
Staking	6,017	-	6,017	-
Field expenses	-	2,156	2,156	-
Engineering and geological consulting	-	4,370	4,370	-
	6,017	6,526	12,543	-
Ontario Project
Staking	11,754	-	11,754	-
Field expenses	-	671	671	-
Engineering and geological consulting	-	5,560	5,560	-
	11,754	6,231	17,985	-
Sudbury - General
Engineering and geological consulting	-	34,903	34,903	30,264
Assays and geochemical	-	77	77	21,825
Field expenses	-	33,396	33,396	564
Wages	-	3,039	3,039	-
	-	71,415	71,415	52,653
Quebec Properties:
Glitter Lake
Shares issued for property	8,000	-	8,000	13,800
Field expenses	-	1,570	1,570	(1,215)
Engineering and geological consulting	-	19,482	19,482	-
Option payment	-	-	-	20,000
Quebec exploration tax credit	-	-	-	(97,063)
Geophysics	-	-	-	5,941
	8,000	21,052	29,052	(58,537)

Balance Carried Forward	$25,771	$289,729	$315,500	$958,474

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2007
	Acquisition Costs	Exploration Costs	Total	2006 Total
Balance Forward	$25,771	$289,729	$315,500	$958,474

Quebec Properties - Continued
Soquem
Engineering and geological consulting	-	137,516	137,516	-

North West Territories
Staking	52,250	-	52,250	-

Nickel plats - Saskatchewan
Staking	10,000	-	10,000	-

Alaska Properties:
Union Bay
Cash option payments	30,000	-	30,000	30,000
Treasury shares – option payment	-	-	-	100,000
Engineering and geological consulting	-	1,389	1,389	541,677
Field expenses	-	500	500	208,427
Assays and geochemical	-	-	-	109,552
Drilling	-	-	-	327,602
Property fees	-	4,584	4,584	12,685
Lonmin PLC advances	-	-	-	(1,210,183)
	30,000	6,473	36,473	119,760

Kane
Filing fee	-	4,142	4,142	4,425
Engineering and geological consulting	-	315	315	1,181
	-	4,457	4,457	5,606

Balance Carried Forward	$118,021	438,175	$556,196	$1,083,840

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2007
	Acquisition Costs	Exploration Costs	Total	2006 Total
Balance Forward	$118,021	$438,175	$556,196	$1,083,840

Alaska Properties – Continued
Alaska – Good News Bay
Cash payments	67,980	-	67,980	-
Amounts recovered or received	(58,500)	-	(58,500)	-
Option payment	-	-	-	27,750
Engineering and geological consulting	-	45,370	45,370	5,205
Wages	-	45,688	45,688	6,077
Assays and geochemical	-	5,361	5,361	-
Field expenses	-	54,705	54,705	1,569
	9,480	151,124	160,604	40,601

Tonsina
Staking	17,345	-	17,345	-
Filing fee	-	2,652	2,652	-
Engineering and geological consulting	-	24,747	24,747	-
Wages	-	57,975	57,975	-
Assays and geochemical	-	11,607	11,607	-
Field expenses	-	35,065	35,065	-
	17,345	132,046	149,391	-
S.E. Alaska
Engineering and geological consulting	-	5,308	5,308	-
Wages	-	5,175	5,175	-
Field expenses	-	61	61	-
	-	10,544	10,544	-
New Zealand
Filing fee	-	2,286	2,286	17,854
Engineering and geological consulting	-	396	396	4,008
Assays and geochemical	-	-	-	6,498
	-	2,682	2,682	28,360
General exploration and property examination	-	11,100	11,100	-

Costs for the Year	144,846	745,671	890,517	1,152,801
Balance – Beginning of year	611,072	1,461,311	2,072,383	1,336,348
Mineral property costs written off	(1,984)	(165,199)	(167,183)	(416,766)

Balance – End of Year	$753,934	2,041,783	$2,795,717	$2,072,383

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies

a)

Nature of Operations

The Company was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of the Pacific North West Capital Corp. (“the Company”) and its wholly owned US subsidiary, Pacific Northwest Capital Corp. USA. Inter-company balances are eliminated upon consolidation.  The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which as described in note 11, differ in certain respects from accounting principles generally accepted in the United States of America.

c)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.

d)

Portfolio Investments

Investments are recorded at the lower of cost and quoted market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

e)

Mineral Properties and Deferred Exploration Expenditures

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Mineral Properties and Deferred Exploration Expenditures- Continued

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.

f)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over the related assets useful life.

There are no asset retirement obligations as at 30 April 2007 and 2006.

g)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by the Canada Revenue Agency.  Assessments, if any for taxes, penalties and interest are deducted from the tax credits when assessed.

h)

Equipment and Amortization

Equipment is valued at cost less accumulated amortization.  The Company provides amortization of furniture and office equipment, and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rates are applied in the year of acquisition.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realised.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The Company's subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal basis as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

k)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

l)

Loss per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

n)

Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)

Joint Venture

Certain of the Company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

p)

Performance shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, portfolio investments, amount due from River Valley Joint Venture, accounts payable, accrued liabilities, and cash call payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

3.

Portfolio Investments - Details are as follows:

	2007		2006
	Book Value	Market Value	Book Value	Market Value
485,688 (2006 – 485,688) common shares of Freegold Ventures Limited (“Freegold”)	$70,840	$437,119	$ 70,840	$242,844
196,600 (2006 – 196,600) common shares of CanAlaska Uranium Ltd (“CanAlaska”)	37,432	131,722	37,432	108,130
150,000 (2005 - 150,000) common shares of Consolidated Venturex Holdings Ltd. (“Venturex”)	7,500	24,000	7,500	22,500
	$115,772	$592,841	$ 115,772	$373,474

The above investments have been accounted for using the cost method. All investments represent less than a 5% ownership of the respective companies.   Freegold, CanAlaska and the Company have certain directors in common. During the year, the Company had a net gain on sale of CanAlaska shares of $ Nil (2006 - $8,850, 2005 - $38,978).

4.

Mineral Properties

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances/ refunds	Write-off of Mineral Property Costs	Total 2007	Total 2006
Ontario Properties:
River Valley Joint Venture	$1	$5,053,099	$(5,053,099)	$-	$1	$1
Sargesson and Kelly/Davis	27,900	11,954	-	-	39,854	39,854
West Timmins Nickel	56,596	1,749,370	-	-	1,805,966	1,621,461
South Renfrew	6,017	6,526	-	-	12,543	-
Ontario Project	11,754	6,231	-	-	17,985	-
Sudbury General	-	71,415	-	(71,415)	-	-
Quebec Properties:
Glitter Lake	80,600	150,226	(120,940)	-	109,886	80,834
Soquem	-	137,516	-	-	137,516	-
North West Territories	52,250	-	-	-	52,250	-
Saskatchewan Nickel	10,000	-	-	-	10,000	-
Alaska Properties:
Union Bay	441,593	4,023,781	(4,251,162)	-	214,212	177,739
Kane	10,601	23,762	-	-	34,363	29,906
Good News Bay	95,730	163,975	(58,500)	-	201,205	40,601
Tonsina	17,345	132,046	-	-	149,391	-
S.E. Alaska	-	10,544	-	-	10,544	-
Labrador	1	-	-	-	1	1
New Zealand Property	1,984	82,684	-	(84,668)	-	81,986
General	-	11,100	-	(11,100)	-	-
	$812,372	$11,634,229	$(9,483,701)	$(167,183)	$2,795,717	$2,072,383

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4b(i) - 4b(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2007, $101,165 (2006 - $104,734) is receivable from the joint venture for an unsecured advance ($100,000) payable on demand and management fees ($1,165).

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

i)

River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property, Ontario

The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture - Continued

iv)

Washagami Property, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

vi)

Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a Company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares.  In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000.  The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

c)

Sargesson and Kelly/Davis Properties, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Properties - Continued

d)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004, the Company may earn up to a 100 % interest in the West Timmins Nickel Project from Xstrata Nickel (“Xstrata”) (formerly Falconbridge Inc.).  The project is located in the Timmins region of Ontario.

Under the terms of the Agreement, the Company, at its option, will spend $4,000,000 over a four-year period in order to vest with a 100% interest in the project.  Xstrata, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within four years.  Xstrata may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

Minimum aggregate exploration expenditures of $4,000,000 must be completed by 31 December 2008, as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	($1,749,370 incurred)	$2,500,000
On or before 31 December 2008		$4,000,000

e)

South Renfrew Property, Ontario

During the year, the Company acquired 6 claims by staking in Ontario.

f)

Glitter Lake Property, Quebec

By agreement dated 15 August 2003, amended on 30 April 2005 and amended on 30 April 2006, the Company can acquire, from CanAlaska Ventures Ltd. (“CanAlaska”), a Company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007		-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Properties - Continued

f)

Glitter Lake Property, Quebec - Continued

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the Company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining Company elects to participate in the project before the Company vests with a 50% interest, the Company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or pay such amount that will result in the Company having spent $1,000,000 in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

g)

Soquem agreement, Quebec

On 30 June 2006, the Company entered into a 50:50 Cooperation Agreement with Soquem Inc. in order to conduct research on platinum properties in the province of Quebec.  Field work was carried out and subsequently certain mineral claims were staked.

h)

North West Territories

During the year, the Company acquired certain mineral claims by staking in the North West Territories.

i)

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$10,000	75,000	$-
On or before 30 June 2007	(paid subsequent to year-end)	20,000	-	-
On or before 30 April 2008		30,000	75,000	200,000
On or before 30 April 2009		30,000	75,000	250,000
On or before 30 April 2010		-	75,000	300,000
On or before 30 April 2011		40,000	-	-
On or before 30 April 2012		40,000	-	-
On or before 30 April 2013		40,000	-	-
Total		$210,000	300,000	$750,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Properties - Continued

i)

Nickel Plats, Saskatchewan- Continued

An additional 100,000 shares will be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $750,000.

Subsequent to year-end, by agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $750,000.

j)

Union Bay Property, Alaska, USA

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold, a company with certain directors and officers in common, an option to earn up to a 70% interest in the Property.

In order to earn its 50 % interest, the Company, purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred	20,000	-	30,000
- On or before 30 January 2004 (issued)	-	30,000	-
- On or before 1 July 2004 (paid / incurred)	20,000	-	30,000
- On or before 1 July 2005 (paid / incurred)	30,000	-	340,000
- On or before 1 July 2006 (paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of  vesting with 50%. This election was not made.

As a term of the Agreement, the Company upon vesting with 50%, issued 253,586 shares at market value for $100,000 to Freegold. 134,538 shares were issued during the current year, the value of which was accounted in the previous year.

By Memorandum of Agreement dated 4 May 2007 Freegold and the Company confirmed their 50:50 interest in the Property. The Company will be the Project Operator.

k)

Kane Property, Alaska

In a prior year the Company acquired certain mineral claims by staking in Alaska.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Properties - Continued

l)

Goodnews Bay, Alaska

By agreement dated 1 January 2006, the Company can acquire, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims known as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur exploration expenditures as follows:

			Payments	Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(paid/incurred)		45,000		200,000
On or before 31 December 2007			55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010					700,000
Total		US$	300,000	US$	1,950,000

*US$100,000 annual payments to be made thereafter until completion of a feasibility study

  US$250,000 annual payments to be made following completion of a feasibility study

The Company has elected to expend the required US$200,000 - 2006 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Once the Company completes a feasibility study the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining of the grace period of two years. After five years, the Company will continue to make cash payments of US $100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production the Company will make cash payments of US $250,000 per annum.  In addition, the Company will donate US$3,000 (paid in current year) to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide US$10,000 per annum to the scholarship fund.

The Company will pay a NSR to Calista of 1.5% or US$100,000 per annum whichever is the greater from the commencement of commercial production for a period of five years or until payback of all capital expenditure on the project whichever is shorter; thereafter the royalty shall be tied to the price of platinum.  Upon receipt of the feasibility study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the project. At the time Calista elects to acquire an operating interest Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

4.

Mineral Properties - Continued

l)

Goodnews Bay, Alaska- Continued

On 7 February 2007, the Company entered into a Letter of Agreement with Stillwater Mining company (“Stillwater”) pertaining to ongoing exploration on the property. Under the terms of the Agreement, Stillwater will spend US$4 million to earn 50% of the property by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years. The final agreement is still pending.

The Company will be the project manager during the option period, as defined in the Letter of Agreement and will receive a management fee. US$50,000 was received upon execution of this agreement.

m)

Tonsina Property, Alaska

During the year, the Company acquired certain mineral claims by staking in Alaska.

n)

S.E. Property, Alaska

During the year, the Company acquired certain mineral claims by staking in Alaska.

Subsequent to year-end on 6 June 2007, the Company entered into an option agreement with Stillwater Mining company (“Stillwater”) pertaining to ongoing exploration on the property. Under the terms of the Agreement, Stillwater will spend US$3.5 million to earn 50% of the first selected property  and US$4.0 million on each subsequent selected property by December 31, 2011.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

The Company will be the project manager during the option period, as defined in the Option Agreement and will receive a management fee.

o)

New Zealand Property

During a previous year, the Company was granted two exploration permits in New Zealand. During the period, the Company allowed one permit to lapse and transferred title on the other permit to Mainland Resources Ltd (a private company registered in New Zealand) while retaining a 2% NSR. Accordingly, all acquisition and exploration costs previously incurred have been written-off.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

5.

Equipment

Details are as follows:

	Cost	Accumulated Amortization	2007 Net Book Value
Automotive equipment	$13,017	11,157	1,860
Furniture and office equipment	184,527	104,450	80,077
	$197,544	115,607	81,937

	Cost	Accumulated Amortization	2006 Net Book Value
Automotive equipment	$13,017	$10,360	$2,657
Furniture and office equipment	154,047	86,562	67,485
	$167,064	$96,922	$70,142

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the year, fees for consulting services in the amount of $28,727 (2006 - $30,648; 2005 - $42,538) were paid to a company controlled by the Corporate Secretary.

b)

During the year, management fees of  $94,052 (2006 - $92,026; 2005 - $101,240) were paid to a company controlled by a director and Chairman.

c)

During the year, rent in the amount of $31,352 (2006 - $53,746; 2005 - $53,746) was paid to a company controlled by a director and Chairman.

d)

During the year, accounting fees of $33,331 (2006 - $38,970; 2005 - $46,100) were paid to a company controlled by the Chief Financial Officer.

e)

During the year, engineering and consulting fees of $48,000 (2006 - $45,300; 2005 -$39,800) were paid to company controlled by the Vice-President of Business Development.

f)

During the year, engineering and consulting fees of $48,150 (2006 - $50,500; 2005 -$76,226) were paid to a company controlled by the Vice-President of Exploration.

g)

During the year, wages of $32,042 (2006 - $36,450; 2005 - Nil) were paid to the former Vice-President, Corporate Finance.

h)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $19,000 (2006 - $16,000; 2005 - $4,500) was paid to directors.

i)

During the year, management fees of $49,209 (2006 - $66,992; 2005 - $168,397) were received from the River Valley Joint Venture.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

7.

Share Capital

a)

Private Placements

On 8 December 2006, the Company completed a non-brokered private placement of 4,444,444 common shares at a price of $0.45 per common share for gross proceeds of $2,000,000 with Stillwater Mining Company. No finder’s fee or commission have been paid.

On 22 December 2006, the Company completed a non-brokered private placement of up to 2,127,660 shares at $0.47 per share. 1,889,362 flow-through common shares were issued for gross proceeds of $888,000 and 238,298 common shares were issued for gross proceeds of $112,000 to Stillwater Mining Company. A finder’s fee of 61,508 shares fair valued at $28,909 were issued.

Subsequent to year-end, the Company closed a non-brokered private placement of 6,687,950 units for gross proceeds of $3,343,975.   Each unit was priced at $0.50 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 1 December 2008.

Subsequent to year-end, the Company announced a non-brokered private placement of 4,285,714 units for gross proceeds of $3,000,000.   Each unit is priced at $0.70 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.90 per share exercisable until eighteen months from the closing date.

Subsequent to year-end, the Company announced a non-brokered private placement of 1,500,000 flow-through units for gross proceeds of $1,200,000.   Each unit is priced at $0.80 and consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share exercisable until twelve months from the closing date.

During the previous year, the Company issued 2,500,000 flow-through shares at a price of $0.40 per share for gross proceeds of $1,000,000. A finder’s fee of $70,000 was paid.  The Company also issued 456,000 flow-through shares at a price of $0.30 per share for gross proceeds of $136,800.

b)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.

c)

Exercise of Warrants and Options

i)

During the year, 45,600 warrants were exercised at $0.30 for gross proceeds of $13,680.

ii)

During the year, no options were exercised.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

7.

Share Capital - Continued

d)

Performance Shares

A total of 2,697,990 performance shares were reserved for issue.  At the discretion of the board of directors (“Board”), these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued)
50,000	31 October 2004	(issued)
50,000	28 February 2005	(allotted as at 30 April 2005 )(Issued June 2005)
50,000	1 July 2005	(issued)
50,000	1 December 2005	(issued)
300,000

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
25,000	24 May 2005	(issued)
25,000	24 November 2005	(issued)
50,000	28 August 2006	(issued*)
50,000	28 February 2007	(cancelled December 2006)
75,000	28 August 2007	(cancelled December 2006)
75,000	28 February 2008	(cancelled December 2006)
300,000

*

50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $17,000.  The difference between the issue price and the fair market value ($16,500) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company’s board of directors.  The exercise price of an option is to be not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.

A summary of the Company’s options at 30 April 2007 and the changes for the year are as follows:

Number outstanding 30 April 2006	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2007	Exercise price per share	Expiry date
200,000	-	-	(200,000)	-	-	$0.60	21 December 2006
90,000	-	-	(90,000)	-	-	$1.00	10 February 2007
150,000	-	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	(55,000)	740,000	$0.60	31 December 2007
585,000	-	-	-	(40,000)	545,000	$0.76	10 September 2008
1,835,000	-	-	-	(260,000)	1,575,000	$0.60/$.70	5 November 2007/2009
419,500	-	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	-	380,000	$0.60	3 May 2010
100,000	-	-	-	-	100,000	$0.40	13 July 2010
350,000	-	-	-	(40,000)	310,000	$0.40	3 February 2011
440,000	-	-	-	(100,000)	340,000	$0.40	19 April 2011
-	50,000	-	-	-	50,000	$0.50	8 May 2011
-	20,000	-	-	-	20,000	$0.50	19 May 2011
-	50,000	-	-	(50,000)	-	$0.50	20 June 2011
-	75,000	-	-	-	75,000	$0.45	12 October 2011
-	150,000	-	-	-	150,000	$0.47	14 February 2009
-	150,000	-	-	(50,000)	100,000	$0.47	14 February 2012
5,344,500	495,000	-	(290,000)	(595,000)	4,954,500

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options - Continued

During the year, the Company granted the following options and recognized the following costs with respect to options granted :

Grant date	Granted	Exercise price	Fair Value	2007 Vested Amount
8 May 2006	50,000	$0.50	$9,216	$8,479
19 May 2006	20,000	$0.50	2,960	1,480
12 October 2006	75,000	$0.45	3,050	1,255
14 February 2007	250,000	$0.47	39,576	5,620
Total	395,000		$54,802	$16,834

The total estimated fair value of the 395,000 options is $54,802.  Since the options were granted under a graded vesting schedule, $16,834 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

During prior years, the Company granted the following options and recognized the 2007 vested amount as follows:

Grant date	Granted	Exercise price	Fair Value	2007 Vested Amount
5 November 2004	2,000,000	$0.64	$433,335	$2,167
13 July 2005	100,000	$0.40	$16,959	$5,653
3 February 2006	350,000	$0.40	47,052	22,100
19 April 2006	440,000	$0.40	69,730	56,640
Total	2,890,000		$567,076	$86,560

The total estimated fair value of the 2,890,000 options is $567,076.  Since the options were granted under a graded vesting schedule, $86,560 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during 2007.  The offsetting entry is to contributed surplus.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options - Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	51.49%	49.0%	47.87%
Risk-free interest rate	4.08%	4.10%	4.06%
Expected life of options	5.0 years	5.0 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Subsequent to the year-end, 1,500,000 stock options were granted at an exercise price of $0.55 per common share for a period of five years.

f)

Share Purchase Warrants

As at 30 April 2007, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date
55,555	$0.45	6 November 2007
175,736	$0.47	22 December 2007
231,291

During the year, 175,736 common share purchase warrants having a fair value of $7,909 were issued relating to a private placement.

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighed average assumptions:

April 30, 2007
Average risk-free interest rate	3.95%
Expected dividend yield	NIL
Expected stock price volatility	36.24%
Average expected warrant life	1.0 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

8.

Income Taxes

a)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Loss before income taxes	$(1,230,764)	$(1,344,822)
Canadian federal and provincial income tax rates	34.12%	34.12%

Expected income tax (recovery)	$(419,835)	$(458,853)
Items not deductible for income tax purposes	88,321	300,491
Income tax benefit recognized on issuance of flow-through shares	(302,986)	(387,649)
Unrecognized benefit of non-capital losses	331,514	158,362

Total income taxes (recovery)	$(302,986)	$(387,649)

Represented by:
Current income tax	$-	$-
Future income tax recovery	$(302,986)	$(387,649)

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

8.

Income Taxes - Continued

b)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets (liabilities)
Non-capital loss carry forwards	$1,797,337	$1,362,444
Share issue costs	64,550	76,037
Undepreciated capital cost in excess of accounting net book value	40,620	35,391
Mineral properties	(516,746)	(251,415)

	1,385,761	1,222,457
Valuation allowance	(1,385,761)	(1,222,457)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $5,267,693 available to offset against taxable income in future years, which, if unutilized, will expire through to 2027.  Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $1,281,220 available to reduce taxable income of future years.

c)

Future Income Tax Recovery

During the year, flow-through shares totalling $888,000 (2006 - $1,136,800) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $302,986 (2006 - $387,649). However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

9.

Segmented Information

Details on a geographic basis as at 30 April 2007 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$609,715	6,706,156	-	7,315,871
Mineral property costs	$609,715	2,186,002	-	2,795,717
Loss for the year	$(297)	(1,145,799)	(84,668)	(1,230,764)

Details on a geographic basis as at 30 April 2006 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$248,246	$5,351,510	$81,986	$5,681,742
Mineral property costs	$248,246	$1,742,151	$81,986	$2,072,383
Loss for the year	$-	$(1,344,822)	$-	$(1,344,822)

Details on a geographic basis as at 30 April 2005 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$82,279	$5,934,711	$53,626	$6,070,616
Mineral property costs	$82,279	$1,200,443	$53,626	$1,336,348
Loss for the year	$-	$(1,894,297)	$-	$(1,894,297)

10.

Commitments

a)

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

b)

By agreement dated 1 December 2006, the Company entered into a five-year lease for office premises with the following lease payments to the expiration of the lease on 30 November 2011:

Amount
2008	$42,379
2009	42,379
2010	42,379
2011 (expiry in November 2011)	24,721
Total	$151,858

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences Between Canadian and United States

    Generally Accepted Accounting Principles ("GAAP")

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred.  For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities’.

b)

United States GAAP requires that the fair market value of contributed executive services be recorded as an expense, even when they are not paid. For the year ended 1998, the fair market value of contributed executive services of $98,000 was expensed for United States GAAP purposes.

c)

Under Canadian GAAP a premium to market on the issuance of flow-through shares would be recorded in share capital.  For US GAAP purposes, SFAS 109, “Accounting for Income Taxes” the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A future tax liability is recognized for the premium paid by the investors.  For the years ended 2007 and 2006, there was no premium on the issuance of flow-through shares. For the year ended 1998, the Company recorded a flow –through discount of $127,890.

d)

Under United States GAAP, investments held for re-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholders’ equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada prior to the adoption of CICA 3855 “Financial instruments – Recognition and measurement’ and CICA 1530 “Comprehensive Income”

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

e)

Prior year restatement

Certain of the comparative numbers in this Canadian to US GAAP reconciliation have been restated to reflect errors in the previous year’s presentation arising due to flow through share future tax recovery accounting and the accounting for fair market value of contributed executive services. As a result of the restatement for flow through share future tax recovery, loss for the year 2006 under US GAAP increased by $387,649. Basic and diluted loss per share under US GAAP increased from $0.06 to $0.07 as a result of the restatement.  As a result of the restatement for fair market value of contributed executive services, deficit for 2006 and 2005 under US GAAP decreased by $98,000 with a corresponding decrease to contributed surplus.

f)

Restricted cash

Under US GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets.  Accordingly, cash and cash equivalents under US GAAP would be reduced by $730,872 at April 30, 2007 and $140,359 at April 30, 2006.

g)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Years Ended 30 April
	2007	2006 (As restated)	2005
Loss for the year as reported	$(1,230,764)	$(1,344,822)	$(1,894,297)
Write-off of mineral exploration costs (Note 11a)	(723,334)	(736,035)	(801,819)
Future tax recovery (Note 11c)	(302,986)	(387,649)	-
Primary loss for the year in accordance with United States GAAP	$(2,257,084)	$(2,468,506)	$(2,696,116)
Change in unrealized gain on available for sale securities ((Note 11d)	219,367	226,072	31,630
Comprehensive Loss for the years under US GAAP	$(2,037,717)	$(2,242,434)	$(2,664,486)
Primary loss per share for the year in accordance with United States GAAP	$(0.06)	$(0.07)	$(0.08)

h)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2007	2006 (As restated)	2005 (As restated)
Deficit - As reported	$(10,997,724)	$(9,766,960)	$(8,422,138)
Flow-through discount (Note 11c)	127,890	127,890	127,890
Write-off of mineral exploration costs (Note 11a)	(2,795,717)	(2,072,383)	(1,336,348)
Future tax recovery (Note 11c)	(690,635)	(387,649)	-
Deficit in accordance with United States GAAP	$(14,356,186)	$(12,099,102)	$(9,630,596)

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences Between Canadian and United States GAAP – Continued

i)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

Common Shares			Accumulated	Contributed	Accumulated Comprehensive
	Number	Amount	Deficit (As restated)	Surplus (As restated)	Income	Total
Shareholders’ equity balance as reported at 30 April 2005	31,817,404	$13,381,700	$(8,422,138)	$975,046	$-	$5,934,608
Flow-through discount (Note 11c)	-	-	127,890	-	-	127,890
Investment held for resale (Note 11d)	-	-	-	-	31,630	31,630
Fair market value of contributed executive services (Note 11b)	-	-	-	(98,000)	-	(98,000)
Write-off of mineral exploration costs (Note 11a)	-	-	(1,336,348)	-	-	(1,336,348)
Shareholders’ equity in accordance with United States GAAP at 30 April 2005	31,817,404	$13,381,700	$(9,630,596)	$877,046	$31,630	$4,659,780
Shareholders’ equity balance as reported at 30 April 2006	35,112,452	$14,227,882	$(9,766,960)	$1,155,925	$-	$5,616,847
Flow-through discount (Note 11c)	-	-	127,890	-	-	127,890
Investment held for resale (Note 11d)	-	-	-	-	257,702	257,702
Fair market value of contributed executive services (Note 11b)	-	-	-	(98,000)	-	(98,000)
Write-off of mineral exploration costs (Note 11a)	-	-	(2,072,383)	-	-	(2,072,383)
Future tax recovery (Note 11c)	-	387,649	(387,649)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 30 April 2006	35,112,452	$14,615,531	$(12,099,102)	$1,057,925	$257,702	$3,832,056
Shareholders’ equity balance as reported at 30 April 2007	41,996,202	$16,906,926	$(10,997,724)	$1,267,228	$-	$7,176,430
Flow-through discount (Note 11c)	-	-	127,890	-	-	127,890
Investment held for resale (Note 11d)	-	-	-	-	477,069	477,069
Fair market value of contributed executive services (Note 11b)	-	-	-	(98,000)	-	(98,000)
Write-off of mineral exploration costs (Note 11a)	-	-	(2,795,717)	-	-	(2,795,717)
Future tax recovery (Note 11c)	-	690,635	(690,635)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 30 April 2007	41,996,202	$17,597,561	$(14,356,186)	$1,169,228	$477,069	$4,887,672

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences Between Canadian and United States GAAP – Continued

j)

The impact of the above differences between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Years Ended 30 April
	2007	2006	2005
Cash used in operating activities under Canadian GAAP	$(1,187,422)	$(1,169,121)	$(1,014,048)
Mineral property exploration and development expenditures (Note 11a)	(835,711)	(1,107,384)	(935,099)
Cash used in operating activities under United States GAAP	$(2,023,133)	$(2,276,505)	$(1,949,147)
Cash used in investing activities under Canadian GAAP	$(866,191)	$(1,121,481)	$(968,755)
Mineral property exploration and development expenditures(Note 11a)	835,711	1,107,384	935,099
Flow-through funds not disbursed during the year (Note 11f)	(730,872)	(140,359)	-
Flow-through funds realized from previous year (Note 11f)	140,359
Cash used in investing activities under United States GAAP	$(620,993)	$(154,456)	$(33,656)
Cash generated by financing activities under Canadian and United States GAAP	$2,965,438	$1,049,781	$28,715
Cash and cash equivalents end of year under Canadian GAAP	$4,144,031	$3,232,206	$4,473,027
Restricted cash - Flow-through shares (Note 11f)	(730,872)	(140,359)	-
Cash and cash equivalents end of year under United States GAAP	$3,413,159	$3,091,847	$4,473,027

k)

New Accounting Pronouncements

In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns.  FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  This standard is effective for fiscal years beginning after November 15, 2007.  Management is currently assessing the impact on the Company’s financial statements.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2007 and 2006
Canadian Funds

11.

Differences Between Canadian and United States GAAP – Continued

j)

New Accounting Pronouncements – Continued

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook.  These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007.  The most significant new standards are as follows:

i) Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts.  It also specifies how financial instrument gains and losses are to be presented.  Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

ii) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The adoption of this standard is not expected to impact the company.

iii) Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.

Pacific North West Capital Corp.
(An Exploration Stage Company)

Corporate Directory

Directors & Officers:

President & CEO
Harry Barr

VP, Exploration
John W. Londry, M.Sc, P. Geo.

VP, Business Development
Peter Dasler, M.Sc, P. Geo.

Chief Financial Officer
Gordon Steblin, B.Comm., C.G.A.

Corporate Secretary
Taryn Downing

Director
Alexander Walcott

Director
Morris Medd

Director
Steve Oakley

Director
Bernard Barlin, B. Sc, P. Eng.

Technical Advisor, Acquisitions
John Royall, B.Sc, (Hons) P. Eng.

Advisory Committee:

Peter Jensen
Jean Luc Roy
John Panaro

Registrar & Transfer Agent

Computershare Investor Services Inc.

Auditors

PricewaterhouseCoopers LLP, Chartered Accountants

Legal Counsel

Devlin Jensen
Barrister and Solicitors

Shares Listed

Toronto Stock Exchange (TSX)
Ticker Symbol: PFN
OTCBB: PAWEF
Frankfurt: P7J
S.E.C. File # 0-29928

Investor Relations Contact:

Spiros Cacos, M.A.
Manager, Investor Relations

Toll Free: 1.800.667.1870

Telephone: 1.604.648.1400

Facsimile: 1.604.685.8045

info@pfncapital.com

www.pfncapital.com

Mailing Address:

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia, Canada
V6M 2A3

Except for statements of historical fact, certain information contained in this annual report constitutes "forward looking statements" which include without limitation, statements concerning the Company's business and development plans, anticipated activities related to the Company's projects and developments, and statements related to the adequacy of cash resources and financing plans. Forward looking statements are frequently characterized by word such as "plan", "except", "project", "intend", "believe", "anticipate" and other similar words or statements that certain events or conditions "may", or will occur. Forward looking statements are based on opinions and estimates of Management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward looking statements. The Company undertakes no obligation to update forward looking statements if circumstances or Managements estimates or opinions should change. The reader is cautioned not to place an undue reliance on forward looking statements.

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia, Canada
V6M 2A3

Toll Free: 1.800.667.1870
Telephone: 1.604.648.1400
Facsimile: 1.604.685.8045

info@pfncapital.com
www.pfncapital.com